Exhibit 12



           PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                               TOTAL ENTERPRISE
              Computation of Ratio of Earnings to Fixed Charges


                                                Millions of Dollars
                                       --------------------------------------
                                              Years Ended December 31
                                       --------------------------------------
                                         1999    1998    1997    1996    1995
                                       --------------------------------------
                                                     (Unaudited)
Earnings Available for Fixed Charges
Income before income taxes,
  extraordinary items and cumulative
  effect of changes in accounting
  principles                           $1,185     421   1,900   2,172   1,064
Distributions in excess of (less than)
  equity in earnings of less-than-
  fifty-percent-owned companies            (6)     (8)    (22)     76      (1)
Fixed charges, excluding
  capitalized interest and the
  portion of the preferred dividend
  requirements of a subsidiary not
  previously deducted from income*        412     331     352     328     364
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                                       $1,591     744   2,230   2,576   1,427
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Fixed Charges
Interest and expense on
  indebtedness, excluding
  capitalized interest                 $  295     217     217     237     285
Capitalized interest                       49      48      46      33      31
Preferred dividend requirements
  of a subsidiary and capital trusts       53      53     113      68      73
One-third of rental expense,
  net of subleasing income,
  for operating leases                     47      45      39      35      36
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                                       $  444     363     415     373     425
=============================================================================
Ratio of Earnings to Fixed Charges        3.6     2.0     5.4     6.9     3.4
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*Includes amortization of capitalized interest totaling approximately
 $17 million in 1999, $16 million in 1998, $14 million in 1997, and $10 million each in 1996 and 1995.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, which was repaid in June 1998. The $400 million loan was amended in 1994, 1995, and again in 1997. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $3 million in 1995. Interest attributable to the LTSSP borrowings was minimal in 1999, 1998, 1997 and 1996.


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